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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


                         For the month of November, 2004

                        Commission File Number 000-50991


                                TELVENT GIT, S.A.
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                 (Translation of registrant's name into English)


                 VALGRANDE, 6, 28108, ALCOBENDAS, MADRID, SPAIN
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                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F   X    Form 40-F
                                   -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                           Yes             No   X
                               -----          ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                           Yes             No   X
                               -----          ------

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes             No   X
                               -----          ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---

         On November 19, 2004, Telvent GIT, S.A. ("Telvent or the "Company") amended its articles of association to reflect an increase in share capital from 28,700,000 ordinary shares to 29,247,100 ordinary shares. Each share has a par value of 3.00505 euros. A form of the amended articles of association is attached hereto as Exhibit 1.

         On November 23, 2004, Telvent GIT, S.A. issued a press release announcing that it has completed the sale of ordinary shares to the underwriters of Telvent's initial public offering following the underwriters' partial exercise of their overallotment option. The selling shareholders also sold shares pursuant to the option exercise. A copy of this press release is attached hereto as Exhibit 15(a).


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           TELVENT GIT, S.A.
                                           (Registrant)


                                           By:      /s/ Manuel Sanchez
                                               ---------------------------------
                                               Name: Manuel Sanchez
                                               Title:   Chief Executive Officer

Date: November 23, 2004


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                                  Exhibit Index

The following exhibit has been furnished as part of this Form 6-K:

Exhibit           Description

1 Form of amendment to the articles of association (by-laws) (English translation provided).

15(a)             Press release issued on November 23, 2004.